

October 12, 2012

Via E-mail
Christine Rush
Chief Financial Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

    Re: **Old Line Bancshares, Inc.**
          Form 10-K for the period ended December 31, 2011
          Filed March 30, 2012
          Response dated October 9, 2012
          File No. 000-50345

Dear Ms. Rush:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2011 Form 10-K

1. We note your response to comment 1 in your letter dated October 9, 2012 and your proposed disclosure on page 10 of your letter dated September 12, 2012. The proposed disclosure presents information based on the requirements in ASC 310-10-50-11B.h. This guidance requires you to disclose the recorded investment in financing receivables based on impairment methodology (i.e. ASC 450-20, ASC 310-10-35 or ASC 310-30). Based on your response to comment 1, it is unclear where you have disclosed the recorded investment in loans acquired with deteriorated credit quality accounted for under ASC 310-30 which appears to total $14,329,955 at June 30, 2012. Please revise your disclosure in future filings to clearly disclose these loans.

2. We note your response to comments 2 and 3 in your letter dated October 9, 2012 and your proposed disclosures. The disclosure requirements in ASC 310-10-50-15a require you to disclose the recorded investment in impaired loans and the total unpaid principal balance of impaired loans. The FASB Master Glossary defines recorded investment as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment. The unpaid principal balance does not reflect any direct write-down of the investment. Please revise your disclosure in future filings to separately disclose the recorded investment in impaired loans and the unpaid principal balance of impaired loans. Additionally, please revise your disclosure in future filings to include a total impaired loans line item or to clearly disclose that your impaired loans are composed of non-performing loans and troubled debt restructurings.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief